================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 11-K

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           ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934


                        For the year ended June 30, 1998

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                        Commission file number: 33-60032

                      Buckeye Retirement Plus Savings Plan

--------------------------------------------------------------------------------


                            Buckeye Technologies Inc.
                     1001 Tillman Street, Memphis, TN 38112
                                  901-320-8100


                                 Plan Number 001

        Internal Revenue Service -- Employer Identification No. 62-1518973

                             June 30, 1998 and 1997

================================================================================

                                                Audited Financial Statements and
                                                          Supplemental Schedules

                                            Buckeye Retirement Plus Savings Plan

                                                          June 30, 1998 and 1997
                                             with Report of Independent Auditors

                      Buckeye Retirement Plus Savings Plan

             Audited Financial Statements and Supplemental Schedules

                             June 30, 1998 and 1997




                                    Contents

Report of Independent Auditors........................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits.......................2
Statement of Changes in Net Assets Available for Benefits.............4
Notes to Financial Statements.........................................5


Supplemental Schedules

Line 27a--Schedule of Assets Held for Investment Purposes..............9
Line 27d--Schedule of Reportable Transactions.........................10

                         Report of Independent Auditors


Buckeye Investment Committee

We have audited the accompanying statements of net assets available for benefits of Buckeye Retirement Plus Savings Plan as of June 30, 1998 and 1997, and the related statement of changes in net assets available for benefits for the year ended June 30, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at June 30, 1998 and 1997, and the changes in net assets available for benefits for the year ended June 30, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of June 30, 1998, and reportable transactions for the year then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits as of June 30, 1998 and 1997 and the statement of changes in net assets available for benefits for the year ended June 30, 1998, is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. These supplemental schedules and fund information are the responsibility of the Plan's management. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


December 14, 1998


                                    Buckeye Retirement Plus Savings Plan

                              Statement of Net Assets Available for Benefits,
                                           With Fund Information

                                                                                                   Non-Participant
                                                Participant Directed                                 Directed
                         ------------------------------------------------------------------------  ------------
                           Money                         Growth &                         Buckeye   Buckeye
                           Market    Income  Balanced     Income    Growth International  Stock     Stock
                            Fund      Fund     Funds      Funds     Funds     Fund        Fund       Fund       Other     Total
                         ----------------------------------------------------------------------------------------------------------

Investments, at fair
value:
  Shares in registered
  investment companies    $      -  $333,084 $1,792,293 $16,413,536 $440,961 $52,224 $        - $        -   $        $19,032,098

  Common stock of
    Buckeye Technologies         -         -          -           -        -       -  9,396,219  6,994,443          -  16,390,662
    Inc.
  Cash and cash
  equivalents              558,594         -          -           -        -       -          -          -     19,033     577,627
                         ----------------------------------------------------------------------------------------------------------
Total investments          558,594   333,084  1,792,293  16,413,536  440,961  52,224  9,396,219  6,994,443     19,033  36,000,387

Contributions receivable:
  Employer                       -         -          -           -        -       -          -  2,533,838          -   2,533,838
  Participants                   -         -          -           -        -       -          -          -    185,526     185,526
                         ----------------------------------------------------------------------------------------------------------
Total contributions
receivable                       -         -          -           -        -       -          -  2,533,838    185,526   2,719,364
                         ----------------------------------------------------------------------------------------------------------
Net assets available for
benefits                  $558,594  $333,084 $1,792,293 $16,413,536 $440,961 $52,224 $9,396,219 $9,528,281   $204,559 $38,719,751
                         ==========================================================================================================

See accompanying notes.


                                    Buckeye Retirement Plus Savings Plan

                              Statement of Net Assets Available for Benefits,
                                           With Fund Information

                                                                                                Non-Participant
                                                   Participant Directed                              Directed
                          --------------------------------------------------------------------  ---------------
                           Money                         Stock    Growth &             Buckeye       Buckeye
                           Market   Bond    Balanced     Index     Income     Growth     Stock        Stock
                            Fund    Fund      Fund       Fund       Fund       Fund      Fund         Fund         Total
                          ---------------------------------------------------------------------------------------------------

Investments, at fair
value:
  Shares in registered
   investment companies   $      - $314,803 $1,424,177 $3,039,052 $2,883,153 $7,613,634 $        -  $        -    $15,274,819
  Common stock of
    Buckeye                      -        -          -         -           -          -  5,244,480   3,428,798      8,673,278
    Technologies Inc.
  Cash and cash            425,967    1,184     15,861      7,266        317     24,642    233,997     205,762        914,996
  equivalents
                          ---------------------------------------------------------------------------------------------------
Total investments          425,967  315,987  1,440,038  3,046,318  2,883,470  7,638,276  5,478,477   3,634,560     24,863,093

Contributions receivable:
  Employer                       -        -          -          -          -          -          -   1,818,461      1,818,461
  Participants               7,998    2,955     12,538     30,801     50,445     54,498     20,627           -        179,862
                          ---------------------------------------------------------------------------------------------------
Total contributions
receivable                   7,998    2,955     12,538     30,801     50,445     54,498     20,627   1,818,461      1,998,323

Accrued income               1,795    1,852     11,550         24         25         96         77         259         15,678
                          ===================================================================================================
Net assets available for
benefits                  $435,760 $320,794 $1,464,126 $3,077,143 $2,933,940 $7,692,87  $5,499,181  $5,453,280    $26,877,094
                          ===================================================================================================


See accompanying notes.



                                    Buckeye Retirement Plus Savings Plan

                         Statement of Changes in Net Assets Available for Benefits,
                                           With Fund Information

                                          Year ended June 30, 1998
                                                                                                      Non-Participant
                                               Participant Directed                                     Directed
                  ----------------------------------------------------------------------------------   -------------

                       Stock    Money                       Growth &                         Buckeye     Buckeye
                       Index    Market   Income   Balanced   Income     Growth International Stock        Stock
                       Fund      Fund     Fund     Funds     Funds      Funds     Fund       Fund         Fund       Other   Total

                  ------------------------------------------------------------------------------------------------------------------

Additions to net
  assets:
Investment income:
  Net appreciation
   in fair value of
   investments     $  254,733  $     -  $16,227   $194,881 $ 1,570,699   $554,313 $ 6,303 $2,400,449  $1,847,799 $      - $6,845,404
  Interest and
   dividends           10,456   23,631   18,847     89,384     586,678        525       -        539       3,009        -    733,069

Contributions:
  Employer                  -        -       -        -          -         -            -          -   2,533,838        -  2,533,838
  Participants        194,229   46,015   35,920    143,292   1,128,893    392,748   1,547    852,038          -   185,526  2,980,208
                   -----------------------------------------------------------------------------------------------------------------
Total contributions   194,229   46,015   35,920    143,292`  1,128,893    392,748   1,547    852,038   2,533,838  185,526  5,514,046
                   -----------------------------------------------------------------------------------------------------------------

Total additions       459,418   69,646   70,994    427,557   3,286,270    947,586   7,850  3,253,026   4,384,646  185,526 13,092,519

Deductions from net
  assets:
Benefit payments       39,346   52,355   15,834     90,925     185,254    253,251       -    369,670     200,235        -  1,206,870
Administrative          4,525    2,397    1,485      4,997      10,228     10,694       -      8,554         112        -     42,992
expenses
                   -----------------------------------------------------------------------------------------------------------------
Total deductions       43,871   54,752   17,319     95,922     195,482    263,945       -    378,224     200,347        -  1,249,862
                   -----------------------------------------------------------------------------------------------------------------

Net increase prior
  to transfers to
  successor
  trustee
  and interfund
  transfers           415,547   14,894   53,675    331,635   3,090,788    683,641   7,850  2,874,802  4,184,299  185,526  11,842,657
Transfers to
  successor
  trustee          (3,355,735)  (1,632)  (2,357)       (12) 10,669,568 (7,309,832)      -          -          -        -           -
Interfund
  transfers (net)    (136,955) 109,572  (39,028)    (3,456)   (280,760)  (625,718) 44,374  1,022,236   (109,298)  19,033           -
                   -----------------------------------------------------------------------------------------------------------------
Net increase
  (decrease)       (3,077,143) 122,834   12,290    328,167  13,479,596 (7,251,909) 52,224  3,897,038  4,075,001  204,559  11,842,657
Net assets
  available for
  benefits:
  Beginning of
    year            3,077,143  435,760  320,794  1,464,126   2,933,940  7,692,870       -  5,499,181  5,453,280        -  26,877,094
                   -----------------------------------------------------------------------------------------------------------------
  End of year      $        - $558,594 $333,084 $1,792,293 $16,413,536 $  440,961 $52,224 $9,396,219 $9,528,281 $204,559 $38,719,751
                   =================================================================================================================

See accompanying notes.

                      Buckeye Retirement Plus Savings Plan

                          Notes to Financial Statements

                                  June 30, 1998



1. Description of Plan

The following description of the Buckeye Retirement Plus Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a contributory defined contribution plan covering all full-time salaried and hourly employees of Buckeye Technologies Inc. (the Plan Sponsor), formerly Buckeye Cellulose Corporation, and its wholly owned subsidiaries, Buckeye Florida Limited Partnership and Buckeye Florida Corporation. Employees are eligible upon completion of 1,000 hours of service during their first year of employment or during any plan year (July 1 to June 30).

As of July 1, 1997, full-time salaried management employees of Buckeye Lumberton, Inc. (Lumberton), formerly Alpha Cellulose Corporation, were included in the Plan. Effective July 1, 1998 all remaining full-time salaried and hourly employees of Lumberton became eligible for the Plan. The total net assets of the Alpha Cellulose Corporation Cash Option Thrift Plan, approximately $6.3 million, were merged with the Plan on July 1, 1998.

Contributions

Employer--The Plan Sponsor may make a contribution equal to 4% of each participant's annual gross compensation if certain financial goals are met.

Participant--Eligible   participants   may   contribute   up  to  10%  of  gross
compensation to the Plan. Participants may also contribute a portion or all of incentive compensation.

Participant Accounts

Each participant's account is credited with the participant's contributions, employer contribution, and allocations of Plan earnings and administrative expenses. Earnings in each investment fund are allocated to participants' accounts based on the relative value of the account balances prior to any allocation of current year contributions. Subsequent to June 30, 1996, employer contributions are made in the form of purchases of the common stock of the Plan Sponsor and are not subject to direction by participants.

Vesting

Participants are immediately vested in all contributions to the Plan plus actual earnings thereon.

                      Buckeye Retirement Plus Savings Plan
                    Notes to Financial Statements (continued)



1. Description of Plan (continued)

Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to receive distributions from the Plan. The forms of payment include annuities and lump-sum distributions. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution, or the account may be rolled over to another qualified plan or IRA.

Investment Options

Upon enrollment in the Plan, a participant may direct employer and participant contributions in 10% increments in any of eleven investment options.

Participants may change their investment options quarterly.

Administrative Costs

Administrative costs of the Plan are paid by the Plan Sponsor at its discretion.

2. Significant Accounting Policies

Investments

Investments are stated at fair market value based on quoted market prices with the change in carrying value reported as the net change in unrealized appreciation or depreciation in aggregate fair value of investments. Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

3. Investments

Investments that represent 5% or more of the fair value of the Plan's net assets are separately identified as follows:

                                                           June 30
                                                     1998          1997
                                                 ------------------------

   Investments at fair value as determined
     by quoted market price:
      Balanced Fund:
        Dodge & Cox Balanced Fund                 $        -   $1,440,038
      Stock Index Fund:
        Vanguard Institutional Index Fund                  -    3,046,318
      Growth Fund:
        Janus Fund, Inc.                                   -    7,638,276
      Growth & Income Funds:
        Spartan US Equity Index Fund               3,951,974            -
        MAS Value Fund                             3,809,392    2,883,470
        Fidelity Growth & Income Fund              8,652,170            -
      Common stock of Buckeye Technologies Inc.   16,390,662    9,113,037

During 1998, the Plan's investments (including investments bought, sold, and held during the year) appreciated in value by $6,845,404 as follows:

                                                          Year ended
                                                           June 30,
                                                             1998
                                                          ------------

    Investments at fair value as determined by
     quoted market price:
        Balanced Fund:
          Dodge & Cox Balanced Fund                        $  86,359
        Stock Index Fund:
          Vanguard Institutional Index Fund                  254,733
        Growth Fund:
          Janus Fund, Inc.                                   536,302
        Growth & Income Funds:
          Spartan U.S. Equity Index Fund                     483,286
          MAS Value Fund                                       9,808
          Fidelity Growth & Income Fund                    1,114,073
     Common stock of Buckeye Technologies Inc.             4,248,248
     Other                                                   112,595
                                                          ============
                                                          $6,845,404
                                                          ============

4. Related Party Transactions

The Plan purchased $4,288,107 and sold $981,821 of the Plan Sponsor's common stock during the year. The stock held by the Plan at June 30, 1998 and 1997, had a market value of $16,390,662 and $8,673,278, respectively.

5. Plan Termination

Although it has not expressed any intent to do so, the Plan Sponsor has the right to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). In the event of plan termination, participants will be entitled to 100 percent of the value in their accounts.

6. Income Tax Status

The Internal Revenue Service ruled on June 30, 1995, that the Plan qualifies under the applicable sections of the Internal Revenue Code (IRC) and the related trust is, therefore, not subject to tax under present income tax law. The Plan, which has been amended since receiving the determination letter, is required to operate in conformity with the IRC to maintain its qualification. Management is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

7. Year 2000 Issue (unaudited)

The Plan Sponsor intends to modify its internal information technology to be ready for the year 2000, and has begun converting critical data processing systems. The project also includes determining whether third party service providers have reasonable plans in place to become year 2000 compliant. The Plan Sponsor currently expects the project to be substantially complete by early 1999. The Plan Sponsor does not expect this project to have a significant effect on Plan operations.



                                    Buckeye Retirement Plus Savings Plan

                                               EIN 62-1518973
                                              Plan Number 001

                          Line 27a--Schedule of Assets Held for Investment Purposes

                                               June 30, 1998


                                        Description of Investment Including
    Identity of Issue, Borrower,         Maturity Date, Rate of Interest,                     Current
      Lessor or Similar Party            Collateral, Par or Maturity Value         Cost        Value
---------------------------------------------------------------------------------------------------------

Federated Short Term U.S.
  Government Treasury                               558,594 units              $   558,594  $   558,594
Strong Government Securities Fund                    30,671 shares                 319,057      333,084
*Fidelity Puritan Fund                               83,647 shares               1,663,685    1,768,294
Dodge and Cox Balanced Fund                             346 shares                  23,120       23,999
Spartan U.S. Equity Index Fund                       97,604 shares               3,483,868    3,951,974
MAS Value Fund                                      202,735 shares               3,393,876    3,809,392
*Fidelity Growth & Income Fund                      196,596 shares               7,557,334    8,652,170
Newberger and Berman Genesis Trust Fund               8,026 shares                 177,767      176,734
Pimco Capital Appreciation Fund                      10,167 shares                 245,120      264,227
*Fidelity Diversified International Fund              2,790 shares                  49,196       52,224
*Buckeye Technologies Inc. Common Stock             685,610 shares              10,695,527   16,390,662
Other                                                     -                         19,033       19,033
                                                                               ==========================
                                                                               $28,186,177  $36,000,387
                                                                               ==========================

* Denotes party-in-interest to the Plan.


                                    Buckeye Retirement Plus Savings Plan

                                               EIN 62-1518973
                                              Plan Number 001

                                Line 27d--Schedule of Reportable Transactions

                                          Year ended June 30, 1998



                                                                                                    Current
                                                                                                   Value of
         Identify                      Description                                                 Asset on       Net
            of                             of                  Purchase     Selling     Cost of   Transaction   Gain or
      Party Involved                   Investment                Price       Price       Asset       Date       (Loss)
---------------------------------------------------------------------------------------------------------------------------

Category (i)--single transactions
in excess of 5 percent of plan
assets:

  Dodge & Cox Balanced Fund        Sale of 22,295 shares        $        -  $1,555,067  $1,242,948  $1,555,067   $ 312,119
  Janus Fund, Inc.                 Sale of 246,154 shares                -   7,283,701   5,591,269   7,283,701    1,692,432
  Vanguard Institutional           Sale of 37,416 shares                 -   3,339,738   2,392,572   3,339,738      947,166
   Index Fund

Category (iii)--series of
transactions in excess of 5 percent
of plan assets:

  Buckeye Technologies Inc.        Purchases of 202,782 shares   4,288,107           -   4,288,107   4,288,107            -
  Dodge & Cox Balanced Fund        Purchases of 2,760 shares       191,280           -     191,280     191,280            -
  Janus Fund, Inc.                 Purchases of 11,857 shares      452,302           -     452,302     452,302            -
  MAS Value Fund                   Purchases of 820,331 shares   1,554,740           -   1,554,740   1,554,740            -
  Vanguard Institutional           Purchases of 3,809 shares       332,598           -     332,598     332,598            -
   Index Fund
  Fidelity Institutional
   Cash-US Govt. Portfolio         Purchases of 5,492,178 units  5,492,178           -   5,492,178   5,492,178            -
   Fidelity Puritan Fund           Purchases of 88,494 shares    1,759,770           -   1,759,770   1,759,770            -
  Fidelity Growth & Income         Purchases of 209,411 shares   8,048,063           -   8,048,063   8,048,063            -
   Fund
  Spartan U.S. Equity              Purchases of 105,324 shares   3,759,361           -   3,759,361   3,759,361            -
   Index Fund


                                    Buckeye Retirement Plus Savings Plan

                                               EIN 62-1518973
                                              Plan Number 001

                       Line 27d--Schedule of Reportable Transactions (continued)
                                                                                                 Current
                                                                                                Value of
         Identity                 Description                                                   Asset on       Net
            of                        of                    Purchase     Selling     Cost of   Transaction   Gain or
      Party Involved              Investment                  Price       Price       Asset       Date       (Loss)
---------------------------------------------------------------------------------------------------------------------

Category  (iii)--series  of  transactions  in excess of 5 percent of plan assets
(continued):

  Buckeye Technologies Inc.    Sales of 41,432 shares       $      -  $  981,821  $  719,542  $  981,821   $  262,279
  Dodge & Cox Balanced Fund    Sales of 24,079 shares              -   1,678,672   1,340,911   1,678,672      337,761
  Janus Fund, Inc.             Sales of 290,986 shares             -   8,602,238   6,601,660   8,602,238    2,000,578
  MAS Value Fund               Sales of 1,071,913 shares           -   1,185,512   1,143,295   1,185,512       42,217
  Vanguard Institutional       Sales of 40,826 shares              -   3,636,732   2,607,200   3,636,732    1,029,532
   Index Fund
  Fidelity Institutional
   Cash-US Govt. Portfolio     Sales of 5,712,726 units            -   5,712,726   5,712,726   5,712,726            -
   Fidelity Puritan Fund       Sales of 4,847 shares               -      99,120      96,086      99,120        3,034
  Fidelity Growth & Income     Sales of 12,815 shares              -     512,175     490,730     512,175       21,445
   Fund
  Spartan U.S. Equity          Sales of 7,720 shares               -     290,673     275,493     290,673       15,180
   Index Fund


There were no category (ii) or (iv) reportable transactions during 1998.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Plan Committee of the Employee Retirement Plans for Buckeye Technologies Inc. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BUCKEYE RETIREMENT PLUS SAVINGS PLAN



By:        /s/ DAVID H. WHITCOMB
   ----------------------------------
David H. Whitcomb, Senior Vice President, Finance and Accounting

Date: December 21, 1998